May 19, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (301)592-8145

Mr. Robert L. Harris
10801 Lockwood Drive, Suite 370
Silver Spring, MD 20901

Re:	KH Funding Company
	Form SB-2 filed April 19, 2005
	File No. 333-124155

Dear Mr. Harris:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have included a "Form of First Supplemental
Indenture" as an exhibit. Please provide the final executed version or explain why this is inappropriate.

2. Please file updated consents for all audited financial statements included in your next filing.

3. We note that you have incorporated the 1998 Stock Incentive Plan as an exhibit. Please also provide the 2005 stock incentive plan with which you intend to replace the 1998 Stock incentive plan, as contemplated on page 25, if it has been approved by shareholders.

4. We note on page 13 you disclose two agreements you have signed with NASD Broker-Dealers to sell your securities. Please consider including these material contracts as exhibits.

5. Please provide the staff with all marketing materials, sales brochures, scripts for sales calls or other advertising used to sell the notes.

6. Please note the updating requirements of Rule 3-12 of Regulation
S-X.

7. Please confirm that these notes will be sold at face value. If the notes will not be sold at face value, please advise the staff how you determined that a discussion of the tax effects of any original issue discount was not material.

Cover Page

8. Revise the cover page to put the fact that the notes will not be insured by the FDIC or any other fund in a more prominent position.

Prospectus Summary
KH Funding Company - page 1

9. In the last sentence of the last paragraph of this section, you discuss the ability of borrowers to pay off their mortgages and refinance at lower costs. Please add disclosure which discusses the effect upon your business of changes in interest rates.

Summary Financial Data: Balance Sheet - page 5

10. Please consider adding a table which more accurately reflects loans payable by their maturity and potential for redemption.

Risk Factors - page 6

11. Many of your risk factors state that you "cannot assure" or "cannot be certain" of a specific outcome when the real risk in not your inability to give assurance but the underlying situation.
Please revise to eliminate this and similar language.

12. Revise this section to add a risk factor that discusses your relatively low capital levels and the fact that this means that more of your note-purchasers principle would be at risk if your business were to suffer reversals.

13. Revise this section to disclosure the amount of unrestricted cash you have on hand to pay redemptions as of each of the reporting dates.


Our assessment of the quality of loans...; If all of our remedies...
- page 8

14. In an appropriate portion of one of these risk factors, discuss your current loan loss experience and discuss the $2 million in past-due loans that you currently hold.

15. Revise this section to discuss your low reserve rate and your small reserve for loan losses.

We are dependant on our senior management team... - page 10

16. Please disclose under this risk factor that you do not have employment or non-compete agreements with any of the executives you mention nor do you carry insurance for your officers and directors.

We do not have a compensation committee - page 10

17. Either in this risk factor with a substantially revised heading or in another risk factor, discuss in greater detail the conflicts of interest present in the management of your corporate affairs.

Management`s Discussion and Analysis: General - page 12

18. The Management`s Discussion and Analysis represents management`s chance to present its "story" to the investors and to discuss and explain your current results and also how your growth strategy is likely to affect future results and any risks to those results.
In
Item 303 of Regulation SB, as well as Interpretive Release No. 34-48960 and Interpretive Release No. 34-6835 the Commission and Staff have made several suggestions for ways in which Management`s Discussion can be presented in a manner that would provide the investor with the most useful discussion. In particular, Management should discuss the contributing factors to its growth and losses in this section (in the section discussing loss, you attribute the loss to costs associated with the debt offering and professional fees but you have had large debt offerings in the past as well). Revise this section to provide an interpretation of the numbers rather than just reiterating what can be found in the financial statements. Please revise to provide a thorough discussion of recent trends and prospective trends, as perceived by management. In addition, please include a discussion as to Management`s decision to issue dividends to shareholders given the loss experienced by the company in 2004.

19. We note your $33,000 impairment on securities. Revise this section to discuss the types of securities that you hold, and the reason for this impairment.


Management`s Discussion and Analysis: Comparison of Financial
Condition at December 31, 2004 and 2003 - page 13

20. In this section, and throughout the prospectus where appropriate, please provide percentages where it may help investors interpret results. For example, in the first paragraph, in addition to the disclosure you provided, please add the percentage increase of the loan portfolio.

21. Advise the staff, with a view towards improved disclosure, regarding your policy for past due loans, if the borrowers of the loans in your 90-day past due loan portfolio are "making regular payments."

22. Revise your discussion of the changes in equity to clarify the amount of your loss in 2004 and the amount of the dividend.

Comparison of Operating Results for Years ended December 31, 2004 and
2003 - page 13

23. As a financial services company, the major source of income is the spread between your interest paid and the interest earned on your loans. Therefore, revise this section to provide a discussion of your interest spread and your net interest income for the years and stub periods presented.

24. Expand your discussion of non-interest expense. In particular, please provide much greater detail of the reason for the increase in professional fees, administrative fees and salaries. We note that the changes in each of these numbers represented a significant portion of or exceeded your net loss in the year.

Management`s Discussion and Analysis: Income Taxes - page 14

25. Please provide a brief discussion of S Corporations and your qualification.

Liquidity and Capital Resources - page 14

26. Substantially expand your discussion of funds that you have available to meet needs for liquidity. In particular, please discuss any off balance sheet sources of liquidity including unused lines of credit or other sources.

27. We note that in both of the past two fiscal years you have sold a significant amount of marketable securities. In particular, we note that in 2004 the sale of marketable securities represented more than
60% of your total cash flows from investing activities. Revise this section to discuss how you use your holdings of marketable securities and to explain why you built this portfolio up in 2003 and sold much of the build up off in 2004.


Redemption of Notes Payable- page 15

28. In the first paragraph of this section, you state that funds are available to meet redemption demands. However, you contemplate selling mortgages and other investments in order to come up with these funds. Please discuss in this section and in the risk factors section that you may have to sell these investments at a discount and the affect that may have on your business. In addition, please explain what may happen if you are unable to meet these demands fully.

Plan to Raise Additional Capital - 15

29. In the second paragraph of this section, you mention your Trust
Services Department. Please add disclosure in your business section about your Trust Services Department.

30. Please confirm in which notes IRA participants will be eligible to invest and whether these notes will be secured collateral. In addition, please add a special risk factor addressing the particular risks to IRA participants who may choose to invest in your notes.

Use of Capital Proceeds - page 15

31. Revise your disclosure to describe how you are able to purchase loans "at a discount." We note that mortgage spreads have declined over the past few years as the refinance activity has increased. Do you mean that you purchase loans that have coupons below market rates? The investor must be able to understand your purchasing strategy.

Our Business - page 17

32. We note you include "servicing mortgage loans" in your description of your business but do not discuss it in this section.
Please provide a section which discusses this aspect of your business.

Lending Activities - page 19

33. Revise this section to discuss any sources of loans that account for more than 10% of your total portfolio or your annual originations during the reporting periods.

34. Substantially expand this section to discuss your loans supported by investment property. Also, revise your disclosure in this section to discuss all the steps that you take to secure your collateral interest supporting all of your loan types.


First Trust Lending - page 19

35. Revise this section to state the average LTV of originated loans in your portfolio and the average FICO score for your borrowers.
Make similar changes to your discussion of your Second Trust loans.

Director Compensation - page 25

36. Please provide a value for the shares granted to directors for their attendance at Board meetings.

Summary Compensation - page 26

37. Please provide the value of KH Funding`s stock at the end of the most recent quarter in this section.

Description of the Notes - page 29

38. Revise your discussion of the repricing procedures for your variable rate notes. Specify the repricing events or periods during which you will revise the rates on the notes.

39. Please advise the staff, with a view towards improved disclosure, regarding the "checking account" features. In particular, please confirm that any redemption of the notes and subsequent "deposits" would constitute an additional sale of the new debt amount. Also, please confirm that these transactions would only occur pursuant to a valid registration statement.

40. Please advise the staff, with a view towards improved disclosure, regarding the "checking account" features. In particular, please confirm that any redemption of the notes and subsequent "deposits" would constitute an additional sale of the new debt amount. Also, please confirm that these transactions would only occur pursuant to a valid registration statement.

41. Since your interest rates are derived from a set premium over the
"Federal-Funds Target Rate" describe to the investors precisely what that rate is, where it is quoted and the measuring point for determining the rate on the notes.

Legality and Enforceability Opinion

42. Please remove qualification (b) in the fourth paragraph of the opinion. Whiteford, Taylor & Preston must opine as to the obligations of the company which will be subject to bankruptcy and equitable principles limitations.

43. Either delete the second sentence of the penultimate paragraph of the opinion, or file it immediately prior to requesting effectiveness.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Kathryn McHale at (202) 551-3464 or me at
(202)
551-3419 with any questions regarding these comments.

						Sincerely,



						Christian Windsor
						Special Counsel


cc:	Sonia Galindo, Esq.
	Scott Freed, Esq.
	Whiteford, Taylor & Preston LLP
	Seven Saint Pail Street, Suite 1500
	Baltimore, MD 21202